UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 7, 2013

SUPERINTENDECIA DEL MERCADO DE VALORES
MATERIAL EVENT:  General Shareholders’ Meeting Resolutions

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, we notify the following information:

Company: Cementos Pacasmayo S.A.A.
Meeting: General Shareholders’ Meeting
Date: 1/7/2013
Time: 10:00 AM

The following agenda was discussed:

1.
Approval of financing transactions, including without limitation to, the issuance of debt by the Company in the form of debt securities and/or term loans and guarantees of the same; and the delegation of power to the Board to adopt any and all resolutions necessary or appropriate to determine, adopt and approve each and every one of the terms, characteristics, conditions and guarantees of any such financing transactions;

    The General Shareholders’ meeting approved, by majority vote, the following:

a)
That the Company complete within 24 months, starting from the date of this Shareholders’ Meeting, one or more financing transactions up to a maximum amount of US$350 million (Three hundred and fifty million US Dollars) or its equivalent in Nuevos Soles, which could be structured and implemented through any of the alternatives listed below:

    a.1 Contracting of one or more loan agreements with one or more local or international financial entities; and/or,

a.2 One or more issuance of debt (bonds, commercial paper and/or any other transferable securities),  be it (i) through  a single issuance, or (ii) through a note program; to be placed in one or more tranches through public and/or private offerings in the local or international markets.

b) Delegate to the Board of Directors the necessary power to determine, according to their knowledge and experience, within a maximum time frame of 24 months from the date of this Shareholders’ Meeting, the alternatives that will be implemented to obtain the financing referred in paragraph (a) precedent through one or more of the established options, as well as the necessary power to adopt resolutions relating to the opportunity, terms and conditions under which said financing should be put under, and the necessary power to negotiate, set and agree and/or execute any additional terms and conditions, as well as for the issuance of all corresponding public and/or private documents, that are necessary and/or convenient for the implementation of one or more of said financing alternatives.

2.    Appointing of individuals authorized to adopt any agreement and/or sign on behalf of the Company any public and/or private document necessary and/or desirable to implement the resolutions adopted by this Shareholders’ Meeting: The Shareholders’ Meeting approved by majority to designate Mr. Humberto Reynaldo Nadal del Carpio, ID Card No. 07785454, Mr. Manuel Ferreyros Peña, ID Card No. 08230897, Mr. Jorge Javier Durand Planas, ID Card No. 08265963, and Mr. Juan Yamamoto Shishido, ID Card No. 10222027, to, acting any two of them jointly, execute all the paperwork needed to formalize or register the resolutions adopted by this Shareholders’ Meeting, granting them all the power necessary for this purpose.

Sincerely,

By: /s/ Carlos Molinelli Mateo
Stock Market Representative
Cementos Pacasmayo S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Jose Molinelli Mateo
Name:	Carlos Jose Molinelli Mateo
Title:	Title: Stock Market Representative

Dated:  January 7, 2013